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                                                     REGISTRATION NO. 33-98528
                                                     RULE 424(B)(5)

                            SUPPLEMENT TO PROSPECTUS

                              DATED AUGUST 28, 1996

                                  PHYCOR, INC.

                                3,000,000 SHARES

                                  COMMON STOCK


                  The Prospectus, dated August 28, 1996 (the "Prospectus"), to which this Supplement, dated June 10, 1997, is attached (the "Supplement"), relates to the resale by the holders thereof of up to 3,000,000 shares of the Company's Common Stock, no par value per share ("Common Stock") of PhyCor, Inc. (the "Company"), issued upon the conversion of subordinated convertible notes issued or to be issued by the Company without registration under the Securities Act of 1933, as amended (the "Act"), in connection with the acquisition of the assets of single and multi-specialty medical clinics, the assets of individual physician practices and the assets of related businesses, including, but not limited to, management services organizations, consulting firms and other physician management companies. In addition, this Prospectus also relates to the resale by certain holders of Common Stock issued upon the exercise of options granted by the Company prior to the adoption by the Company of its stock incentive plans and warrants issued as consideration for (i) consulting or other services provided or to be provided to the Company and (ii) the execution of a management or service agreement with the Company or an affiliate.

                  This Supplement relates to the proposed resale of 34,582 shares of the Company's Common Stock by Arizona Physicians Center, P.C., an Arizona professional corporation (the "Clinic"). Pursuant to an Asset Purchase Agreement, effective as of January 1, 1996 (the "Purchase Agreement"), PhyCor of Phoenix, Inc., a Tennessee corporation and wholly-owned subsidiary of the Company ("PhyCor-Phoenix"), acquired substantially all of the operating assets of the Clinic. In connection with this transaction, the Company issued a 7.0% Subordinated Convertible Note (the "Note") to the Clinic in the aggregate principal amount of $1,000,000. Terms defined in the Prospectus have the same meaning in this Supplement unless the context otherwise requires. All share numbers used herein give effect to a three-for-two stock split of the Common Stock effected on June 14, 1996 in the form of a 50% stock dividend.


                  The date of this Supplement is June 10, 1997


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                  THIS SUPPLEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE
NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON WRITTEN OR ORAL REQUEST, AT NO CHARGE, FROM THE COMPANY. REQUESTS SHOULD BE DIRECTED TO PHYCOR, INC., 30 BURTON HILLS BOULEVARD, SUITE 400, NASHVILLE, TENNESSEE 37215, ATTENTION: N. CAROLYN FOREHAND, VICE PRESIDENT AND GENERAL COUNSEL.

Selling Shareholders

                  The Clinic operates a multi-specialty medical clinic in Phoenix, Arizona and maintains one satellite location in the area. The Clinic's principal office is located at 11209 North Tatum Boulevard, Phoenix, Arizona 85028.

                  The Company, through PhyCor-Phoenix, acquired substantially all of the assets of the Clinic pursuant to the Purchase Agreement. In connection therewith, the Company issued the Note to the Clinic in a transaction exempt from the registration requirements of the Act. On June 10, 1997, the Clinic converted the Note, in accordance with its terms, into an aggregate of 34,582 shares of Common Stock (the "Shares"). The Clinic intends to resell the Shares pursuant to the terms of the Prospectus and this Prospectus Supplement.

                  In connection with the acquisition of the assets of the Clinic, PhyCor-Phoenix entered into a Service Agreement, effective as of January 1, 1996 (the "Service Agreement") with the Clinic. Pursuant to the Service Agreement, PhyCor-Phoenix will provide the Clinic with the equipment and facilities used in the medical practice of the Clinic, manage Clinic operations and employ the Clinic's non-medical professional personnel in exchange for a service fee. The Service Agreement will be for a term of 40 years and may only be terminated in limited circumstances.

Plan of Distribution

                  This Supplement relates to the reoffering of the Shares by the Clinic. The Clinic has designated Alex. Brown & Sons, Incorporated ("Alex. Brown"), a registered broker-dealer, as agent for the resale of the Shares. The Shares will be sold in private or block transactions in the over-the-counter market (including the Nasdaq Stock Market (National Market System)) or otherwise at fixed prices which may be charged, at market prices prevailing at the time of the sale, at prices related to such prevailing market price, or at negotiated prices. Alex. Brown has agreed to use its best efforts to sell the Shares on behalf of the Clinic. The Clinic and/or Alex. Brown may effect such transactions by selling the Shares to or through other broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Clinic, Alex. Brown and/or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they may sell as principal or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The Clinic and/or Alex. Brown and any broker-dealers that act in connection with the sale of the Shares may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Act, and any commissions received by (or discounts allowed to) them and any profit on the resale of the Shares as principal may be deemed to be underwriting discounts and commissions.


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